**Narrative for Regulation CF Campaign Video**

Sure, it's fun to send your DNA off to a lab to find out more about who you are, where you come from, and who your ancestors are. But did you know that most genetic testing companies now retain your results for themselves and have the ability to resell your genomic data to research and development companies? It's true. And it's putting profits into the pockets of everyone but you.

Encrypgen wants to change that. Encrypgen is a genomic blockchain network that provides customers and partners with best-in-class, next generation blockchain security for protecting sharing and remarketing genomic data, creating a fair marketplace for your DNA. You can store it privately and decide who you want to sell it to, if at all, and for how much. You can also share it privately and securely with your physician for your personalized care. And Encrypgen is putting the power of your DNA back in your hands, where it belongs.